UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Wind River Systems, Inc.

(Name of Subject Company (Issuer))

APC II Acquisition Corporation

(Offeror)

A Wholly Owned Subsidiary of

Intel Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Marty M. Linné, Esq.

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95054-1549

(408) 765-8080

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert S. Townsend, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105-2482

(415) 268-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Intel to Acquire Wind River

Questions and Answers

Prepared by Bill Kircos, Nick Knupffer and John Middleton

June 4th, 2009

Background: Intel Corporation (“Intel”) has entered into a definitive agreement to acquire Wind River Systems, Inc., (“Wind River”) under which Intel will acquire all outstanding Wind River common stock for $11.50 per share in cash, or approximately $884 million in the aggregate. Wind River is the leading software vendor in embedded devices, and will become part of Intel’s strategy to grow its processor and software presence outside the traditional PC and server market segments into embedded systems and mobile handheld devices. Wind River will become a wholly owned subsidiary of Intel. Note: Intel is in its pre-earnings quiet period and cannot answer financial or sales-related questions beyond the information in this document.

Media, Analyst Contacts: Please contact Bill Kircos (480-552-2815) or Nick Knupffer (408-250-7265) or Bryan Thomas (Wind River 510-749-2414) for media inquiries. For investor calls, please contact Mark Henninger (408-653-9944) or Anne Marie McCauley (Wind River 510-749-2551).

Key Messages:

•

Intel will acquire Wind River for approximately $884 million. The company will be a subsidiary reporting into Intel’s Software and Services Group, maintaining its current customers and products across all hardware platforms and operating models. The deal is expected to close this summer, following government approvals and satisfaction of other conditions.

•

Wind River is the leading software vendor in embedded devices, and will become part of Intel’s strategy to grow its processor and software presence outside the traditional PC and server market segments into embedded systems and mobile handheld devices. The company has market-leading software assets and very talented employees.

•

Wind River has thousands of customers including top computing and communication companies and is found in more than 500 million devices and machines today. The acquisition will bring robust software capabilities in key growth areas such as smart phones, mobile Internet devices, other Consumer Electronics (CE) devices, in-car ‘info-tainment’ systems, networking equipment, aerospace, defense, energy and many others.

Questions and Answers:

Q1:	Why acquire Wind River?

A1:	This acquisition brings Intel market-leading software assets and an incredibly talented group of people to help Intel continue to grow its embedded systems and mobile device capabilities. Wind River has thousands of customers in a wide range of market segments, and now both companies will be better positioned to capitalize on the growth potential of these market segments.

Q2:	Didn’t Intel/Wind River overpay/underpay in this market?

A2:	Both companies felt it was a fair price or we would not have struck the deal.

Q3:	Will Wind River remain an operating system vendor (OSV), and does that mean you will be in direct competition with Microsoft, Novell and others?

A3:	Wind River will continue doing business as usual. The bulk of Wind River’s business is on non-IA processors today, and that will also continue. Wind River’s focus is in the non-PC ‘embedded’ market segments.

Q4:	Will there be any layoffs as part of this announcement?

A4:	We don’t expect any major changes. As Wind River will be run as an independent subsidiary, it’s best to ask them about their employee plans.

Q5:	Will Wind River’s CEO remain with the company? How about other executives?

A5:	Yes, we hope and expect to retain all of Wind River’s very talented executives.

Q6:	Who will Wind River report to?

A6:	Wind River will become a wholly owned subsidiary of Intel maintaining its current customers, products, and operating model. Wind River will report into our Software and Services Group, headed up by Renee James.

Q7:	When is the deal expected to close, and what approvals or conditions are included?

A7:	The acquisition is expected to close this summer, subject to certain regulatory approvals and other conditions specified in the definitive agreement.

Q8:	Wind River has many customers and designs its software for non Intel processors, such as Qualcomm and Freescale, will it be able to keep serving these customers?

A8:	Yes, Wind River will continue to operate and run its own business as usual.

Q9:	Who are Wind River’s biggest customers and most popular market segments?

A9:	Wind River has thousands of customers, including top PC and networking/communications companies. No one customer makes up a material amount of its earnings. Its key presence is aerospace and defense, industrial and automotive and network infrastructure, with fast growing CE and hand-held businesses. Alcatel-Lucent, BMW, Boeing, Bombardier Transportation, NASA, Mitsubishi, Sony and Verizon are some examples.

Q10:	Do you expect Wind River to enter the Netbook or Nettop OS business?

A10:	No. The company will remain focused on embedded and mobile devices.

Q11:	There are rumors Wind River will get into the Mobile Internet Device OS business for the fast-growing converged mobile device segment. Can you comment?

A11:	Wind River has committed to the development of a mobile internet device (MID)-focused product based on Moblin v2 for Intel® Atom™ processor-based platforms.

Q12:	What products does Wind River sell?

A12:	Wind River develops and markets operating systems, middleware and software development tools. Wind River offers customers a choice of leading proprietary, real-time operating system, VxWorks, and commercial-grade Linux operating system, Wind River Linux. Wind River’s solutions are differentiated by its professional services, customer support, hardware integration knowledge and deep hardware and software alliances.

# # #

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Wind River. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Wind River’s business will not be successfully integrated with Intel’s business; costs associated with the merger; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which Intel and Wind River compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.

Notice to Investors

The tender offer for the outstanding shares of common stock of Wind River has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intel Corporation and a wholly-owned subsidiary of Intel Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Wind River will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Wind River’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.

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